FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of <u>November</u>, 2006

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

> **Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

> **Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]   No   [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.

"Charles A. Butt"

Date: November 2, 2006   Charles A. Butt
                                       President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Notwithstanding the foregoing, information contained in the attached press release in and under the headings "About Reducol" and "About Tesco Stores Ltd." and on the websites at www.reducol.com, and Tesco.com are not incorporated by reference in the prospectus.   Information contained in the attached press release contains forward looking information.



"A Life Sciences Company"

For Immediate Release **November 2, 2006**

Forbes Medi-Tech Announces the Expansion of Reducol™-based Products at Tesco Stores Ltd
~UK's Largest Retailer Adds Strawberry Flavored Yogurt Drink to Range of Cholesterol-lowering Products~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced UK's largest retailer, Tesco Stores Ltd (Tesco), has added to its successful range of cholesterol reducing dairy products by launching a strawberry flavored yogurt drink incorporating Forbes Medi-Tech's cholesterol-lowering ingredient, Reducol™. The strawberry flavored yogurt drink will be marketed under the Tesco private label brand and is the second Reducol™-based product listing for Tesco in the yogurt drink category.

"With the continued success of cholesterol-lowering milk, spread, cheese, yogurts and yogurt drinks containing Reducol™, the range of Tesco functional dairy products continues to grow," said Kari Daniels, Category Director of Fresh Food at Tesco.

The strawberry flavored yogurt drink is officially the sixth different functional dairy product now available at UK based Tesco stores. Today's announcement follows the successful launch of Heartfelt Plus Natural Cheese containing Reducol™ at UK based Tesco stores in August.

"The strong sales performance of the original flavor Reducol™-based yogurt drink prompted the line expansion," said Jeff Motley, Vice President, Marketing & Sales of Forbes Medi-Tech Inc. "With the success of the initial product launch, we are strengthening the Reducol™ brand through increased shelf listings and great tasting alternatives for consumers who are committed to lowering their cholesterol through diet."

Anticipated revenue resulting from the launch of Reducol™-based yogurt drinks is included in Forbes' 2006 revenue guidance.

About Reducol™
Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or "Sterols". The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Tesco Stores Ltd
Tesco is the UK's largest retailer. Tesco has reached this position through its four-part strategy for growth:

1. Tesco focuses on a strong core UK business by offering customers excellent value, choice and convenience
2. Tesco aims to be as strong in non-food as it is in food
3. Tesco follows the customer into new areas of retailing services such as financial services (Tesco Personal Finance), internet shopping (Tesco.com) and telephony (Tesco telecom).
4. Tesco wants to be an international retailer with a long term strategy for growth.

The Tesco Group reported GBP$37.1 billion in sales for FY2005. It has 2,318 stores and employs 326,000 people in the 12 countries in which it operates. In Europe, outside the UK, it operates in Ireland, Hungary, Poland, Czech Republic, Slovakia and Turkey where it has 261 stores and 55,000 employees. In Asia it has 179 stores and 34,000 employees across its businesses in Thailand, South Korea, Taiwan, Malaysia and Japan. It is the market leader in 6 of the countries it trades in. Wherever it operates it has one core purpose "Creating value for customers to earn their lifetime loyalty" and two values "No-one tries harder for customers"; "Treat people how we like to be treated" that directs how it operates.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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For more information, please contact:
  Darren Seed
  Director, Investor Relations
  Telephone: (604) 681-8976
  E-mail: dseed@forbesmedi.com